

May 8, 2014

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: **State Street Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed February 21, 2014
            File No. 001-07511

Dear Mr. Malerba:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 16

We assume significant credit risk to counterparties, many of which are major financial institutions, page 19

1.   We note your statements that from time to time you assume concentrated credit risk at the individual obligor, counterparty or group level which may be material and can exceed 10% of your consolidated total shareholders' equity. Please expand the discussion to clarify how frequently your credit risk related to a single obligor or affiliated group exceeds 10% of your consolidated total share holders' equity.

<u>We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability, page 35</u>

2.   In future filings, please clarify the core businesses in which you anticipate continuing pricing pressure and the core services that are subject to contracts that are relatively short-term or may be terminated by a client after a short notice period.

<u>Changes in tax laws, rules or regulations, challenges to our tax positions with respect to historical transactions, and changes in the composition of our pre-tax earnings may increase our effective tax rate and thus adversely affect our consolidated financial statements, page 37</u>

3.   To the extent you believe changes in tax laws will have a material impact on your results of operations and/or financial condition, please quantify the expected impact of the changes.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49</u>

<u>Assets Under Management, page 58</u>

4.   We note that your management fees are based on the value of your assets under management (AUM) which are affected by cash flows, market fluctuations, and economic trends. In order to provide greater transparency to investors, please revise your future filings to include separate roll-forwards of AUM for each asset class (i.e. equity, fixed income, etc.). In addition, please address the following in each of your roll-forwards:
   - Disaggregate "net new (lost) business" to separately present gross cash inflows and outflows;
   - Disaggregate "market appreciation (depreciation)" to separately present the effects of foreign currency translations from market appreciation (depreciation);
   - You disclose on page 54 of your MD&A that your management fees are affected by changes in month-end valuations of assets under management. As such, present your average AUM; and
   - In order to give investors a better understanding of AUM performance, present the net return on AUM for each period presented.

<u>Market Risk Management, page 98</u>

<u>Trading Activities, page 98</u>

5.   We note from your disclosure on page 99 that you use VaR to estimate trading related losses. Further, you state on page 100 that you back-test your VaR models using a "clean P&L" which excludes non-trading revenue. Please explain to us and revise your future filings to present your definition of trading losses for the purpose of measuring VaR.

Also, highlight the similarities and differences of the VaR definition of trading losses to your definition of trading services revenues as disclosed on page 59 of your MD&A.

6. We note that you made significant changes to your regulatory VaR and stressed-VaR models in 2013. We also observe on page 101 that certain significant variances in VaR measures from June 30, 2013 to September 30, 2013 were the result of changes made to your VaR models (i.e. you replaced relative or percentage changes in interest rate risk factors with absolute changes). Finally, we note that you have omitted comparative information for 2012 because of the changes made to your VaR models. Please explain to us and revise your future filings to address the following:
   - Disclose comparative information for prior periods under the current model or additionally provide current and comparative information under the previous model until all reported periods are presented under the current model. Refer to Item 305(a)(1)(iii)(4)(ii) of Regulation S-K which requires the disclosure of both the old and new methods for the purposes of comparability.
   - Explain to us your basis for making the changes to your VaR models (i.e. explain how this change has made your model more precise). Include in your explanation a description of any other changes made to your model and indicate which changes were the result of regulatory guidance.

7. We note from your disclosure on page 100 that your regulatory VaR-based measures are calculated using a historical observation period of two years and your stressed VaR-based measures are calculated using a range of continuous twelve-month periods (i.e. one year). We further note from the narrative accompanying your tabular disclosure on page 101 that both your ten-day VaR-based measures and stressed VaR-based measures are based on historic changes over rolling ten-day periods over the past one-year period. Please explain to us and revise your future filings to clarify the following matters related to your tabular disclosure on page 101:
   - You state that the significant decreases in your VaR measures from September 30, 2013 to December 31, 2013 were the result of the advancing two-year window for historical price movements and [other] risk factors. Explain to us why you used a two-year window for these measurements when your previous narrative descriptions indicate that you use a one-year period.
   - Identify whether these VaR-based measures are based on regulatory or internal risk management parameters.

8. We note from your tabular disclosure on page 102 that your VaR-based measures for each component exceeded the component VaR-based measures in the foregoing table based on the benefits of diversification across risk types and that comparative information is not presented for 2012 as you did not measure VaR under regulatory requirements until January 1, 2013. Please address the following as it relates to your tabular disclosure on page 102:

- Explain to us and revise your future filings to clarify whether the VaR-based measures on this page are based on regulatory or internal risk management parameters. Include in your explanation a description of the parameters used to calculate these amounts.
- We note your reference to the previous table on page 101. Explain to us and revise your future filings to present information under a stressed VaR scenario or explain why this information would not be meaningful.
- We note that your volatility is low for all periods presented in 2013. To the extent that the parameters used in making these estimates are based on historic changes over a one-year period, explain to us and revise your future filings to present volatility when VaR measurements are based on a two year period (if materially different).

Item 8. Financial Statements and Supplementary Data, page 118

Note 16. Derivative Financial Instruments, page 172

Derivatives Designated as Fair Value Hedges, page 178

9.   We note your disclosure regarding the location of gains (losses) in your consolidated statement of income from derivatives designated as fair value hedges. We also note that you disclose in your consolidated statement of comprehensive income on page 121 the change in net unrealized gains (losses) on available-for-sale securities designated in fair value hedges. Please revise your tabular disclosure in future filings to show the amount(s) of gains (losses) recognized in other comprehensive income and the amount(s) reclassified from other comprehensive income to your consolidated statement of income. Refer to ASC 815-10-50-4A(b)(2).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jim Dunn at (202) 551-3724 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director